Exhibit 21

SUBSIDIARIES OF REGISTRANT

     The registrant, Telular Corporation, is a Delaware corporation. The registrant's subsidiaries are:

1.	Telular - Adcor Security Products, Inc., a Georgia corporation.
2.	Telular International, Inc., an Illinois corporation.
3.	TankLink Communications, Inc.